UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 4, 2021

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated November 4, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 4, 2021	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
THIRD QUARTER 2021 RESULTS

Highlights
•Reported GAAP net loss of $52.1 million, or $1.54 per share; and adjusted net loss(1) of $50.1 million, or $1.48 per share, in the third quarter of 2021 (excluding items listed in Appendix A to this release).
•In September 2021, Teekay Tankers repurchased six vessels that were previously under higher-cost sale-leaseback financings with $129 million of existing liquidity.
•In September 2021, Teekay Tankers refinanced two of the above-mentioned vessels and two previously repurchased unencumbered vessels with lower-cost sale-leaseback financings totaling $73 million. In early-November 2021, Teekay Tankers refinanced the remaining four above-mentioned vessels with lower-cost sale-leaseback financings totaling $69 million.
•In September 2021, Teekay Tankers sold a 2003-built Aframax vessel for $11.7 million.
•Strong balance sheet with a pro forma liquidity position of approximately $209 million(3) and net debt to capitalization(4) of 39 percent as at September 30, 2021.

Hamilton, Bermuda, November 4, 2021 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended September 30, 2021:

Consolidated Financial Summary

	Three Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020
(in thousands of U.S. dollars, except per share data)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	115,890	123,420	170,240
Loss from operations	(41,494)	(119,434)	(29,193)
Net loss	(52,055)	(129,144)	(44,434)
Loss per share	(1.54)	(3.83)	(1.32)
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	(15,787)	(6,804)	46,248
Adjusted net (loss) income (1)	(50,147)	(41,481)	3,132
Adjusted (loss) earnings per share (1)	(1.48)	(1.23)	0.09
Free cash flow (1)	(25,256)	(14,735)	31,178
Net debt (2)	565,011	529,959	502,142
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.
(3)     Pro forma for the $69 million refinancing of four unencumbered vessels in November 2021, which were previously under higher-cost sale-leaseback arrangements. These four vessels were acquired along with two other vessels for $129 million in September 2021 with existing liquidity.
(4)    Net debt to capitalization is a non-GAAP financial measure and represents net debt, as described in note (2) above, divided by the sum of net debt and equity. This measure is used by certain investors and management to evaluate the Company's use of financial leverage.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 683-3529 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Third Quarter of 2021 Compared to Second Quarter of 2021
GAAP net loss and non-GAAP adjusted net loss for the third quarter of 2021, compared to the second quarter of 2021, were impacted primarily by lower average spot tanker rates in the third quarter of 2021 and the expiration of certain fixed-rate time charter contracts. These decreases were partially offset by lower vessel operating expenses in the third quarter of 2021 compared to the second quarter of 2021. In addition, GAAP net loss in the third quarter of 2021 included a net expense of $0.7 million relating to vessel write-downs and gains on vessels sales, which was lower than the $86.7 million write-down of vessels recorded as part of the GAAP net loss in the second quarter of 2021.

Third Quarter of 2021 Compared to Third Quarter of 2020
GAAP net loss and non-GAAP adjusted net loss for the third quarter of 2021, compared to the GAAP net loss and non-GAAP adjusted net income for the third quarter of 2020, were impacted primarily by lower average spot tanker rates in the third quarter of 2021, the expiration of certain fixed-rate time charter contracts, and the sale of three vessels during the first quarter and third quarter of 2021. These decreases were partially offset by lower vessel operating expenses and interest expense in the third quarter of 2021 compared to the same period of the prior year. In addition, GAAP net loss in the third quarter of 2021 included a net expense of $0.7 million relating to vessel write-downs and gain on vessel sales, which was lower than the $45.0 million write-down of assets recorded as part of the GAAP net loss in the third quarter of 2020.
CEO Commentary
“During the third quarter of 2021, we experienced historically weak crude spot tanker rates due to ongoing OPEC+ production cuts resulting from reduced oil demand related to the COVID-19 pandemic, inventory drawdowns as a result of a backwardated oil price structure, and higher bunker fuel costs,” commented Kevin Mackay, Teekay Tankers’ President and CEO.

“The crude tanker market improved modestly at the beginning of the fourth quarter due to recovering global crude oil trade as the OPEC+ group has been gradually increasing oil supply over the past several months; however, as of October 2021, there are still approximately 4.6 million barrels per day of oil supply cuts remaining in place, relative to pre-COVID-19 production levels,” commented Mr. Mackay. “As we enter the winter months, the crude tanker market could see some support from seasonal factors, as well as incremental oil demand as high coal and natural gas prices continue to cause switching to oil for power generation. Looking further ahead, although the near-term outlook is uncertain due to COVID-19, we believe many of the leading indicators for a tanker market recovery continue to improve, including increases in OPEC+ and non-OPEC+ production, rapidly declining global oil inventories, which are well below the 5-year average, and positive tanker fleet supply fundamentals as reflected in a low orderbook, increased scrapping, and a very limited amount of new tanker orders.”

"As a result of the work we did during last year's market upswing to increase our financial resilience and focus on sustainability throughout the cycle, the Company has maintained a strong financial position with pro forma liquidity of approximately $209 million(1) and net debt to capitalization of 39 percent at the end of the third quarter of 2021,” continued Mr. Mackay. “We have completed the refinancing of all eight vessels that were previously under higher-cost sale-leaseback financings with new lower-cost sale-leaseback financings, which are expected to result in interest savings for the first 12 months of approximately $11 million(2). While we anticipate a strengthening of the tanker market as trade volumes continue to recover, we remain financially strong and with the vast majority of the Company's 52 tanker fleet trading in the spot market, we are very well-positioned to benefit from the anticipated tanker recovery," commented Mr. Mackay.
(1)     Pro forma for the $69 million refinancing of four unencumbered vessels in November 2021, which were previously under higher-cost sale-leaseback arrangements. These four vessels were acquired along with two other vessels for $129 million in September 2021 with existing liquidity.
(2)    Assuming LIBOR rate of 0.15% in 2021 and 0.30% in 2022.

Summary of Recent Events
In March 2021, Teekay Tankers declared options to repurchase six vessels that were under higher-cost long-term sale-leaseback financings, which were repurchased in September 2021 for $129 million. In September 2021, two of these vessels along with two previously repurchased unencumbered vessels were refinanced with new lower-cost sale-leaseback financings totaling $73 million. In November 2021, the remaining four vessels were refinanced with new lower-cost sale-leaseback financings totaling $69 million.
In September 2021, the Company sold a 2003-built Aframax vessel for $11.7 million, which resulted in a gain on sale of $0.2 million in the third quarter of 2021.
Tanker Market
Crude tanker spot rates fell to multi-decade lows in the third quarter of 2021. The primary reason was a continued lack of crude oil trade volumes as ongoing OPEC+ production cuts and various non-OPEC+ supply outages, coupled with a continued drawdown of oil inventories due to a backwardated oil price structure, weighed on crude tanker demand. Crude tanker spot rates were also impacted by the Delta COVID-19 variant during the quarter, which led to reduced mobility and lower oil demand in several regions, most notably in Asia. Asian crude oil imports were further impacted by weaker oil demand in China, as the country cut import quotas for independent refiners. Lastly, higher bunker fuel prices, which rose in tandem with crude oil prices, also weighed on crude tanker spot rates during the third quarter.
Crude tanker spot rates have shown modest improvement at the beginning of the fourth quarter of 2021 as global crude oil trade volumes have begun to recover. The OPEC+ group has been increasing crude oil supply at a rate of 0.4 million barrels per day (mb/d) per month since August 2021, and this has led to an increase in exports out of key load regions such as the Middle East and West Africa; however, as of October 2021, the OPEC+ group still had an estimated 4.6 mb/d of supply cuts in place. The unwinding of OPEC+ cuts is expected to continue in the coming months which, coupled with rising non-OPEC+ production, should result in an increase in global oil production of 2.7 mb/d between September 2021 and the end of 2021 according to the International Energy Agency (IEA). Global oil demand is expected to increase over the winter, boosted by the ongoing energy supply crisis and record high prices of coal and natural gas, which has encouraged switching to oil for power generation. According to the IEA, oil demand could increase by more than 0.5 mb/d compared with normal winter conditions due to gas-to-oil switching, particularly if the northern hemisphere experiences a cold winter. The above factors, coupled with normal winter market seasonality, could lead to an improvement in crude spot tanker rates through the rest of the fourth quarter of 2021 and into early 2022.
Looking further ahead, the recovery in global oil demand is expected to continue in 2022 as increasing vaccination rates are anticipated to result in a higher level of global mobility. The IEA forecasts an increase in global oil demand of 3.3 mb/d in 2022, lifting oil demand above pre-COVID levels. However, some forecasters are more optimistic, with OPEC projecting an increase of 4.2 mb/d next year. With global oil inventories currently well below the 5-year average, more oil supply will be needed in order to meet growing demand. The OPEC+ group announced plans to continue unwinding its supply cuts at a rate of 0.4 mb/d per month next year until cuts are fully unwound by September 2022. In addition, non-OPEC+ supply is expected to increase by just under 2 mb/d next year. This includes higher production from the United States, Brazil, and Guyana, which are key load regions for mid-size tankers. Crude tanker demand is therefore expected to improve during 2022.
The outlook for tanker fleet supply continues to look positive. New tanker ordering ground to a virtual halt in the third quarter of 2021 with just 0.75 million deadweight tons (mdwt) of new orders placed, which is the lowest quarterly total since the second quarter of 2009. Elevated newbuilding prices, which are currently the highest since 2009, are expected to limit newbuild orders in the near-term. The third quarter of 2021 also saw an increase in tanker scrapping with 4.7 mdwt removed, the highest quarterly scrapping total since the second quarter of 2018. A combination of low tanker ordering and higher scrapping bodes well for limiting the level of future fleet growth. The Company currently estimates approximately 2 percent tanker fleet growth in both 2021 and 2022, and minimal fleet growth in 2023, as scrapping is expected to largely offset new vessel deliveries.

In summary, the tanker market has seen a period of exceptionally low spot rates in 2021 to-date. However, the tanker market is experiencing an improvement at the start of the fourth quarter and increasing trade volumes, coupled with a potential oil demand boost due to the global energy crunch and seasonal weather delays, could support rates further over the winter months. Looking further ahead, tanker supply and demand fundamentals continue to trend in a positive direction, which should lead to higher tanker fleet utilization and improved tanker rates in the future.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	September 30, 2021(2)	June 30, 2021(2)	September 30, 2020(2)
Time Charter-Out Fleet
Suezmax revenue days	—	18	831
Suezmax TCE per revenue day	—	$44,202	$41,216
Aframax revenue days	257	228	184
Aframax TCE per revenue day	$23,216	$22,901	$24,983
LR2 revenue days	—	28	79
LR2 TCE per revenue day	—	$28,207	$28,638

Spot Fleet
Suezmax revenue days	2,350	2,206	1,388
Suezmax spot TCE per revenue day (3)	$6,029	$9,797	$22,269
Aframax revenue days	1,187	1,185	1,534
Aframax spot TCE per revenue day (4)	$6,845	$9,609	$14,802
LR2 revenue days	644	704	865
LR2 spot TCE per revenue day (5)	$9,358	$11,079	$14,400

Total Fleet
Suezmax revenue days	2,350	2,224	2,219
Suezmax TCE per revenue day	$6,029	$10,085	$29,366
Aframax revenue days	1,444	1,413	1,718
Aframax TCE per revenue day	$9,749	$11,752	$15,892
LR2 revenue days	644	732	944
LR2 TCE per revenue day	$9,358	$11,745	$15,592

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Includes vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.
(5)    Includes LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.

Fourth Quarter of 2021 Spot Tanker Performance Update
The following table summarizes Teekay Tankers’ TCE rates booked to-date in the fourth quarter of 2021 for its spot-traded fleet only:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$11,600	50%
Aframax (1)	$10,300	37%
LR2 (2)	$10,200	35%
(1)    Rates and percentage booked to-date include Aframax RSA, full service lightering (FSL) and non-RSA voyage charters for all Aframax vessels.
(2)    Rates and percentage booked to-date include Aframax RSA, FSL and non-RSA voyage charters for all LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of November 1, 2021:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tankers	2	—	2
Total Fixed-Rate Fleet	2	—	2
Spot-rate:
Suezmax Tankers	26	—	26
Aframax Tankers(1)(2)(3)	12	1	13
LR2 Product Tankers(4)	9	1	10
VLCC Tanker(5)	1	—	1
Total Spot Fleet	48	2	50
Total Tanker Fleet	50	2	52
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	50	4	54

(1)    Includes one Aframax tanker with a charter-in contract that is scheduled to expire in August 2023 with an option to extend for one additional year.
(2)    Excludes one Aframax tanker which is expected to be delivered to the Company in mid-November 2021 under a 24-month time charter-in contract with an option to extend for one year.
(3)    Excludes one newbuilding Aframax tanker which is expected to be delivered to the Company in late-2022 under a seven-year time charter-in contract with options to extend for up to three years.
(4)    Includes one LR2 product tanker with a charter-in contract that is scheduled to expire in September 2023 with an option to extend for one additional year.
(5)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at September 30, 2021, the Company had total liquidity of $140.0 million (comprised of $60.7 million in cash and cash equivalents and $79.3 million in undrawn capacity from its credit facilities), compared to total liquidity of $231.4 million as at June 30, 2021. Pro forma for a $69 million refinancing of four unencumbered vessels completed in November 2021, the Company's total liquidity would have been $209 million as at September 30, 2021.

Conference Call
The Company plans to host a conference call on Thursday, November 4, 2021 at 12:00 p.m. (ET) to discuss its results for the third quarter of 2021. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing (800) 367-2403 or (647) 490-5367, if outside of North America, and quoting conference ID code 3170266.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Third Quarter of 2021 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently has a fleet of 49 double-hull tankers (including 26 Suezmax tankers, 14 Aframax tankers and nine LR2 product tankers), and also has two time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net (Loss) Income, Adjusted EBITDA, Free Cash Flow, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net (loss) income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net (loss) income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of vessels, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net (loss) income, plus depreciation and amortization, unrealized losses from derivative instruments, write-down and loss on sale of assets, equity loss from the equity-accounted joint venture, and any write-offs and certain other non-cash non-recurring items, less unrealized gains from derivative instruments, gain on sale of assets, equity income from the equity-accounted joint venture and certain other non-cash items. The Company includes FCF from the equity-accounted joint venture as a component of its FCF. FCF from the equity-accounted joint venture represents the Company’s proportionate share of FCF from its equity-accounted joint venture. The Company does not control its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted joint venture may not be available to the Company in the periods such FCF is generated by the equity-accounted joint venture. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry-dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represents (loss) income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, write-down and loss on sale of assets, and restructuring charge. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does (loss) income from operations, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	107,079	113,998	125,819	333,278	651,223
Time-charter revenues	6,097	7,065	42,180	41,447	92,733
Other revenues (2)	2,714	2,357	2,241	7,334	14,676
Total revenues	115,890	123,420	170,240	382,059	758,632

Voyage expenses (1)	(78,335)	(71,773)	(57,777)	(219,153)	(238,576)
Vessel operating expenses	(39,103)	(43,129)	(46,336)	(125,280)	(143,203)
Time-charter hire expenses	(2,870)	(2,138)	(9,070)	(8,638)	(28,245)
Depreciation and amortization	(25,837)	(26,895)	(29,992)	(79,416)	(89,170)
General and administrative expenses	(10,542)	(12,233)	(9,887)	(34,245)	(28,957)
Write-down and loss on sale of assets	(697)	(86,686)	(44,973)	(88,098)	(45,164)
Restructuring charge	—	—	(1,398)	—	(1,398)
(Loss) income from operations	(41,494)	(119,434)	(29,193)	(172,771)	183,919

Interest expense	(8,583)	(9,299)	(12,553)	(27,950)	(41,180)
Interest income	29	29	337	88	1,160
Realized and unrealized loss on derivative instruments (3)	(227)	(512)	(414)	(36)	(1,830)
Equity (loss) income (4)	(873)	(829)	46	(2,061)	5,174
Other (expense) income	(1,581)	(1,218)	(470)	(2,056)	1,613
Net (loss) income before income tax	(52,729)	(131,263)	(42,247)	(204,786)	148,856

Income tax recovery (expense) (5)	674	2,119	(2,187)	2,222	11,747
Net (loss) income	(52,055)	(129,144)	(44,434)	(202,564)	160,603

(Loss) earnings per share attributable
to shareholders of Teekay Tankers
- Basic	(1.54)	(3.83)	(1.32)	(5.98)	4.76
- Diluted	(1.54)	(3.83)	(1.32)	(5.98)	4.73

Weighted-average number of total common
shares outstanding
- Basic (6)	33,898,299	33,763,367	33,738,143	33,846,115	33,712,124
- Diluted	33,898,299	33,763,367	33,738,143	33,846,115	33,942,191

Number of outstanding shares of common
stock at the end of the period	33,788,514	33,778,986	33,738,143	33,788,514	33,738,143

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $5.6 million, $8.5 million and $10.8 million for the three months ended September 30, 2021, June 30, 2021 and September 30, 2020, respectively, and $22.0 million and $42.2 million for the nine months ended September 30, 2021 and September 30, 2020, respectively.

(2)Other revenues include lightering support and liquefied natural gas services revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned. In April 2020, the Company sold a portion of its oil and gas ship-to-ship transfer support business, including its gas terminal management services.

(3)Includes realized losses on interest rate swaps of $0.1 million, $nil and $nil for the three months ended September 30, 2021, June 30, 2021 and September 30, 2020, respectively, and a realized loss of $0.2 million and a realized gain of $0.6 million for the nine months ended September 30, 2021 and September 30, 2020, respectively. The Company also recognized realized losses of $0.3 million, $0.1 million and $0.2 million for the three months ended September 30, 2021, June 30, 2021 and September 30, 2020, respectively, and realized losses of $0.4 million and $0.4 million for the nine months ended September 30, 2021 and September 30, 2020, respectively, relating to its forward freight agreements.

(4)Equity (loss) income relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(5)Income tax recovery (expense) for the nine months ended September 30, 2020 included a reduction in freight tax accruals of $15.2 million related to periods prior to 2020.

(6)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30,	June 30,	December 31,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	60,723	60,498	97,232
Restricted cash	2,476	2,764	2,779
Accounts receivable	28,308	35,056	36,202
Bunker and lube oil inventory	49,817	49,609	34,606
Prepaid expenses	11,069	12,528	9,739
Due from affiliates	2,619	681	5,236
Assets held for sale (1)	13,756	11,925	32,974
Accrued revenue	33,271	20,673	26,640
Total current assets	202,039	193,734	245,408
Restricted cash – long-term	3,135	3,135	3,135
Vessels and equipment – net	1,073,465	1,056,657	1,104,742
Vessels related to finance leases – net	329,846	368,118	450,558
Operating lease right-of-use assets	10,334	548	2,529
Investment in and advances to equity-accounted joint venture	25,000	25,873	28,561
Other non-current assets	1,835	1,988	897
Intangible assets – net	1,612	1,734	1,989
Goodwill	2,426	2,426	2,426
Total assets	1,649,692	1,654,213	1,840,245

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	70,869	68,038	86,114
Short-term debt	20,000	10,000	10,000
Current portion of long-term debt	34,399	10,864	10,858
Current portion of derivative liabilities	571	632	289
Current obligations related to finance leases (2)	20,005	139,965	78,476
Current portion of operating lease liabilities	6,398	837	3,685
Due to affiliates	9,831	10,162	3,123
Other current liabilities	2,411	822	4,574
Total current liabilities	164,484	241,320	197,119
Long-term debt	343,130	282,735	232,103
Long-term obligations related to finance leases	213,811	152,792	281,567
Long-term operating lease liabilities	3,937	105	315
Other long-term liabilities	46,559	47,828	50,239
Equity	877,771	929,433	1,078,902
Total liabilities and equity	1,649,692	1,654,213	1,840,245

Net debt (3)	565,011	529,959	509,858
(1)Assets held for sale at September 30, 2021 includes one Aframax vessel. Assets held for sale at June 30, 2021 included one Aframax vessel which was sold in September 2021 for total gross proceeds of $11.7 million. Assets held for sale at December 31, 2020 included two Aframax vessels which were sold in March 2021 for total gross proceeds of $32.0 million.
(2)Current obligations related to finance leases at June 30, 2021 included $128.8 million related to the declared purchase options on six vessels. The purchase of these six vessels was completed in September 2021.
(3)Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,	September 30,
	2021	2020
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(202,564)	160,603
Non-cash items:
Depreciation and amortization	79,416	89,170
Write-down and loss on sale of assets	88,098	45,164
Unrealized (gain) loss on derivative instruments	(599)	1,948
Equity loss (income)	2,061	(5,174)
Income tax recovery	(3,163)	(10,951)
Other	1,075	3,827
Change in operating assets and liabilities	(25,118)	72,629
Expenditures for dry docking	(23,313)	(9,405)
Net operating cash flow	(84,107)	347,811

FINANCING ACTIVITIES
Proceeds from short-term debt	35,000	235,000
Proceeds from long-term debt, net of issuance costs	221,167	544,872
Scheduled repayments of long-term debt	(8,422)	(10,366)
Prepayments of long-term debt	(80,000)	(882,495)
Prepayments of short-term debt	(25,000)	(265,000)
Proceeds from financing related to sales and leaseback of vessels	72,065	—
Scheduled repayments of obligations related to finance leases	(12,783)	(18,716)
Prepayment of obligations related to finance leases	(185,514)	—
Other	(225)	(562)
Net financing cash flow	16,288	(397,267)

INVESTING ACTIVITIES
Proceeds from sale of assets	44,675	85,892
Expenditures for vessels and equipment	(15,168)	(8,881)
Loan repayments from equity-accounted joint venture	1,500	4,650
Net investing cash flow	31,007	81,661

(Decrease) increase in cash, cash equivalents and restricted cash	(36,812)	32,205
Cash, cash equivalents and restricted cash, beginning of the period	103,146	96,790
Cash, cash equivalents and restricted cash, end of the period	66,334	128,995

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net (Loss) Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	September 30, 2021		June 30, 2021		September 30, 2020
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net loss - GAAP basis	(52,055)	($1.54)	(129,144)	($3.83)	(44,434)	($1.32)

Add (subtract) specific items affecting net loss:
Write-down and loss on sale of assets	697	$0.02	86,686	$2.57	44,973	$1.33
Unrealized (gain) loss on derivative instruments (2)	(211)	($0.01)	352	$0.01	172	$0.01
Other (3)	1,422	$0.04	625	$0.02	2,421	$0.07
Total adjustments	1,908	$0.06	87,663	$2.60	47,566	$1.41
Adjusted net (loss) income attributable to
shareholders of Teekay Tankers	(50,147)	($1.48)	(41,481)	($1.23)	3,132	$0.09

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended September 30, 2021 primarily relates to the premium paid in relation to the repurchase of six sale-leaseback vessels as part of the exercise of early purchase options and unrealized foreign exchange gains. The amount recorded for the three months ended June 30, 2021 primarily relates to unrealized foreign exchange losses. The amount recorded for the three months ended September 30, 2020 primarily relates to restructuring charges, unrealized foreign exchange losses and debt issuance costs which were written off in connection with the refinancing of one of the Company's debt facilities in August 2020.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)
Net loss - GAAP basis	(52,055)	(129,144)	(44,434)

Add:
Depreciation and amortization	25,837	26,895	29,992
Proportionate share of free cash flow from equity-accounted joint venture	—	—	521
Unrealized loss on derivative instruments	—	352	172
Write-down of assets	913	86,686	44,973
Equity loss (1)	873	829	—

Less:
Proportionate share of free cash flow from equity-accounted joint venture	(397)	(353)	—
Unrealized gain on derivative instruments	(211)	—	—
Gain on sale of vessel	(216)	—	—
Equity income (1)	—	—	(46)

Free cash flow	(25,256)	(14,735)	31,178

Weighted-average number of common shares outstanding for the period - basic	33,898,299	33,763,367	33,738,143
(1)Equity loss and equity income relate to the Company’s 50 percent ownership interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)
Net loss - GAAP basis	(52,055)	(129,144)	(44,434)
Depreciation and amortization	25,837	26,895	29,992
Interest expense, net of interest income	8,554	9,270	12,216
Income tax (recovery) expense	(674)	(2,119)	2,187
EBITDA	(18,338)	(95,098)	(39)

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange (gain) loss	(143)	625	514
Write-down and loss on sale of assets	697	86,686	44,973
Realized loss on interest rate swaps	79	72	58
Unrealized (gain) loss on derivative instruments	(211)	352	172
Equity loss (income)	873	829	(46)
Other expense (1)	1,565	—	—
Consolidated Adjusted EBITDA	(15,478)	(6,534)	45,632
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	(309)	(270)	616
Total Adjusted EBITDA	(15,787)	(6,804)	46,248
(1) The amount recorded for the three months ended September 30, 2021 relates to the premium paid in relation to the repurchase of six sale-leaseback vessels as part of the exercise of early purchase options.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2021		June 30, 2021		September 30, 2020
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	183	92	288	143	1,986	993
Vessel and other operating expenses	(802)	(401)	(827)	(413)	(753)	(376)
Depreciation and amortization	(951)	(476)	(952)	(476)	(951)	(476)
(Loss) income from operations of equity-accounted joint venture	(1,570)	(785)	(1,491)	(746)	282	141

Interest expense, net of interest income	(180)	(90)	(167)	(83)	(190)	(94)
Income tax recovery	5	2	—	—	—	—
Other	—	—	—	—	(1)	(1)
Equity (loss) income of equity-accounted joint venture	(1,745)	(873)	(1,658)	(829)	91	46

Equity (loss) income of equity-accounted joint venture	(1,745)	(873)	(1,658)	(829)	91	46
Depreciation and amortization	951	476	952	476	951	476
Interest expense, net of interest income	180	90	167	83	190	94
Income tax recovery	(5)	(2)	—	—	—	—
EBITDA from equity-accounted joint venture	(619)	(309)	(539)	(270)	1,232	616

Adjusted EBITDA from equity-accounted joint venture	(619)	(309)	(539)	(270)	1,232	616

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: estimated impacts of seasonal factors and increased oil demand due to higher coal and natural gas prices on the crude tanker market; the Company’s expectations regarding potential interest savings as a result of its refinancing of certain sale-leaseback transactions; the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets; the future outlook on the crude tanker spot and charter markets, and the impact thereon of various factors; forecasts of a potential recovery in the tanker market, as well as expected growth in global oil demand driven by various factors and the expected impact thereof; the impact of increased global crude oil trade volumes on the tanker market; forecasts of worldwide tanker fleet growth or contraction (including as a result of higher newbuilding prices) and newbuilding tanker orders and vessel scrapping; future OPEC+ production cuts and non-OPEC+ oil production increases, the timing thereof and the resulting impact on oil and tanker demand, as well as tanker fleet utilization and crude spot tanker rates; the continuing impact of the COVID-19 global pandemic and related developments on the Company's business and tanker and oil market fundamentals (including the near-term tanker market outlook); the Company's liquidity and market position; and the Company’s ability to benefit from an expected tanker market recovery.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 global pandemic and any resulting effects on the markets in which the Company operates; the impact of the COVID-19 outbreak on the Company’s ability to maintain safe and efficient operations; the impact and timing of coronavirus vaccination programs; the impact of geopolitical tensions and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts within anticipated timeframes; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2030 and others that may further regulate greenhouse gas emissions; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2020. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.